Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	(3) Successor		Predecessor
			Period from June 1, 2007 through July 11, 2007	Years Ended May 31,
	Pro Forma Period from July 11, 2007 through February 29, 2008			(3) Pro Forma 2007		2007	2006	2005	2004	2003
Earnings:
Earnings (loss) before income taxes	$(430.4)		$(81.9)	$(477.9)		$501.6	$611.0	$546.5	$500.7	$451.7
Add: Fixed charges (per below)	438.3		0.3	593.6		9.3	11.7	9.2	4.2	4.4
Total earnings (loss)	$7.9	(1)	$(81.6)	$115.7		$510.9	$622.7	$555.7	$504.9	$456.1

Fixed charges:
Interest expense	$438.3		$0.3	$593.6		$9.3	$11.7	$9.2	$4.2	$4.4
Amortization of bond premium	0.3		—	—		—	—	—	—	—
Total fixed charges	$438.3		$0.3	$593.6		$9.3	$11.7	$9.2	$4.2	$4.4

Ratio of earnings to fixed charges	N/A	(2)	N/A (1)	N/A	(1)	54.9	53.2	60.4	120.2	103.7

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K

(2)	On a pro forma basis, earnings were inadequate to cover fixed charges for fiscal 2007, and the period from July 12, 2007 through February 29, 2008 by $477.9 million and $430.4 million, respectively. Earnings were also inadequate to cover fixed charges for the period from June 1, 2007 through July 11, 2007 by $81.9 million.

(3)	Numbers are Pro Forma'd as required by Item 503(d), 2. (B), of SEC Regulation S-K.